SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of August 2006

                                 RADVISION LTD.
                              (Name of Registrant)


               24 Raoul Wallenberg Street, Tel Aviv 69719, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________

This Form 6-K is being incorporated by reference into the Registrant's Form S-8 Registration Statements File Nos. 333-45422, 333-53814, 333-55130, 333-66250,
333-82488, 333-104377, 333-116964 and 333-127013.

                                 RADVision Ltd.

6-K Items


     1. Press release re RADVISION Announces Availability of PC-to-Mobile(TM) 3G Solution dated August 2, 2006.

     2. Press release re LifeSize(TM) and RADVISION Collaborate on High Definition Video Communications for Distributed Organizations dated August 7, 2006.

     3. Press release re RADVISION(R) is Awarded U.S. GSA Contract dated August 22, 2006.

     4. Press release re RADVISION(R) is RADVISION Announces Availability of 3G-324M Toolkit Supporting Fast Call Set-up dated August 24, 2006.

     5. Press release re RADVISION Announces Schedule of Upcoming Conference Presentations dated August 29, 2006.

                                                                          ITEM 1

Press Release                                                  Source: RADVISION

RADVISION Announces Availability of PC-to-Mobile(TM) 3G Solution

Wednesday August 2, 9:16 am ET

New RADVISION Solution Offers Operators the Ability to Increase 3G Traffic and Revenues

Enables Subscribers to Send and Receive 3G Video Calls from PCs and 3G Mobile Handsets

FAIR LAWN, N.J.--(BUSINESS WIRE)--Aug. 2, 2006--RADVISION (NASDAQ:RVSN - News), a leading provider of video network infrastructure and developer tools for unified visual communications over IP, 3G, and emerging next-generation networks, today announced the availability of its new PC-to-Mobile 3G solution. The solution transforms PCs into mobile handsets by opening a bi-directional channel for visual communication between 3G mobile devices and desktops. The PC-to-Mobile solution exponentially increases the 3G subscriber base to include PCs - immediately expanding 3G video call possibilities.

"This is an exciting step forward in the development of 3G and offers an easy solution for mobile operators to offer 3G visual communications to subscribers on desktops and laptops as well as on 3G handsets. PC-to-Mobile allows operators to immediately increase the critical mass of 3G enabled handsets, encouraging and developing a larger community of 3G users and expanding the boundaries of peer-to-peer visual communications 3G networks," said Alon Barnea, General Manager of RADVISION's Mobility and Service Provider Business Unit. "The PC-to-Mobile solution leverages the power of both PCs and 3G mobile devices to fuel 3G proliferation and enable subscribers to use any PC with a broadband Internet connection as an extension of their 3G mobile handsets, subscriptions and accounts."

The PC-to-Mobile solution offers a new level of 3G service to both enterprise and consumer markets. The generic platform comes with a downloadable, branded client to enable the service on any desktop. This benefits operators seeking to strengthen and differentiate their mobile offering. The solution also solves firewall and proxy issues without compromising audio or video quality. Users are ensured an easy, intuitive visual communications experience from the desktop or 3G mobile device, with features such as dialing using personal contact lists, flexible multiple video layouts and easy session control.

Leveraging RADVISION's extensive experience in the desktop and mobile video communications arena, the solution offers operators unmatched scalability and high availability as well as full integration with back-end systems and third-party applications and services, assuring interoperability between the desktop and all types of 3G handsets and mobile devices.

RADVISION's PC-to-Mobile solution is currently in trial with several leading mobile operators.

About RADVISION

RADVISION (Nasdaq: RVSN - News) is the industry's leading provider of market-proven products and technologies for unified visual communications over IP and 3G networks. With its complete set of standards-based video networking infrastructure and developer toolkits for voice, video, data and wireless communications, RADVISION is driving the unified communications evolution by combining the power of video, voice, data and wireless - for high definition videoconferencing systems, innovative services on converged IP and 3G networks, and highly scalable video-enabled desktop platforms for IP and emerging next-generation networks. For more information about RADVISION, visit www.radvision.com.

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVISION's filings with the Securities Exchange Commission, including its Annual Report on Form 20-F. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

Contact:
RADVISION
Tsipi Kagan, 201-689-6340
cfo@radvision.com
 or
Media Relations:
Dukas Public Relations
Kristin Conforti, 516-320-6839
kristin@dukaspr.com
 or
Investor Relations:
Comm-Partners LLC
June Filingeri, 203-972-0186
junefil@optonline.net

                                                                          ITEM 2

Press Release                                                  Source: RADVISION

LifeSize(TM) and RADVISION Collaborate on High Definition Video Communications for Distributed Organizations

Monday August 7, 7:00 am ET

Industry Pioneers to Dramatically Improve Organizational Productivity Through High Definition Multi-Participant Conferencing and Advanced Gateway Support

AUSTIN, Texas & FAIR LAWN, N.J.--(BUSINESS WIRE)--Aug. 7, 2006--LifeSize, the high definition video communications company, and RADVISION (Nasdaq: RVSN -
News), a leading provider of video network infrastructure and developer tools for unified visual communications over IP, 3G, and emerging next-generation networks, today announced a collaboration effort to strengthen interoperability between their respective product lines. Through this joint initiative, LifeSize and RADVISION will deliver distributed organizations with a dramatic improvement in productivity through high definition multi-participant conferencing and advanced gateway support.

The industry partnership will ensure seamless integration between LifeSize's flagship product, LifeSize Room(TM) - a high definition video communications product that delivers crystal clear video and high fidelity audio - and RADVISION's recently released SCOPIA v.5 Multipoint Control Unit (MCU), which will provide multi-participant high definition (HD) video and high fidelity audio in an upcoming software upgrade. Together, LifeSize and RADVISION are demonstrating the significance of bringing high definition video - a market pioneered by LifeSize - to multi-participant conferencing and the impact it is having on the industry's shift towards this next generation technology.

"High definition video communications is offering customers a much richer conferencing experience than traditional standard definition offerings. Revolutionary products like LifeSize Room(TM) have already changed our industry's landscape," said Boaz Raviv, RADVISION's CEO. "Coupled with RADVISION's market leading MCUs and gateways, customers will have access to a complete high definition solution from endpoints to infrastructure and gateways to bridge to other networks and devices. We are excited to partner with the leader in high definition video and provide a communications platform that fully supports the LifeSize product line."

"We are pleased to partner with a market leader like RADVISION for shaping the future of high definition video communications," said Craig Malloy, CEO of LifeSize. "LifeSize customers have shown great interest in high definition multipoint conferencing so we look forward to collaborating with RADVISION on products and initiatives that benefit our mutual clients while expanding our respective industry leadership positions."

About LifeSize

LifeSize is the first company to develop and deliver high definition video communications products. Founded in 2003 by industry veterans, LifeSize's award winning solutions combine exceptional quality, user simplicity and administrator manageability to make video communications a productive, true-to-life experience. LifeSize is headquartered in Austin, TX with subsidiaries in the U.K., Germany, Hong Kong and Singapore and has a network of channel partners in more than 20 countries.

For additional information, visit the LifeSize Web site at www.lifesize.com or call 1.877.LIFESIZE in North America, +44 1256 480591 in EMEA and +852 8239 3695 in APAC.

About RADVISION

RADVISION (Nasdaq: RVSN - News) is the industry's leading provider of market-proven products and technologies for unified visual communications over IP and 3G networks. With its complete set of standards-based video networking infrastructure and developer toolkits for voice, video, data and wireless communications, RADVISION is driving the unified communications evolution by combining the power of video, voice, data and wireless - for high definition videoconferencing systems, innovative converged mobile services, and highly scalable video-enabled desktop platforms on IP, 3G and emerging next-generation networks. For more information about RADVISION, visit www.radvision.com.

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVISION's filings with the Securities Exchange Commission, including RADVISION's Form 20-F Annual Report. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

Contact:
LifeSize Communications
Corporate:
Karoline McLaughlin, 512-351-4249
kmclaughlin@lifesize.com
or
Weber Shandwick
Media Relations:
David Nieland, 972-830-2663
dnieland@webershandwick.com
or
RADVISION
Corporate:
Tsipi Kagan, 201-689-6340
cfo@radvision.com
or
Dukas Public Relations
Media Relations:
Kristin Conforti, 516-320-6839
kristin@dukaspr.com
or
Comm-Partners LLC
Investor Relations:
June Filingeri, 203-972-0186
junefil@optonline.net

                                                                          ITEM 3

Press Release                                                  Source: RADVISION

RADVISION(R) is Awarded U.S. GSA Contract

Tuesday August 22, 7:00 am ET

FAIR LAWN, N.J.--(BUSINESS WIRE)--Aug. 22, 2006--RADVISION (Nasdaq: RVSN -
News), a leading provider of video network infrastructure and developer tools for unified visual communications over IP, 3G, and emerging next-generation networks, announced today that the United States General Services Administration
(GSA) has awarded the company a five-year Federal Supply Schedule contract for the purchase of equipment and services (#GS-35F-0506S).

Based on a rigorous vendor qualification process, the award enables U. S. government agencies to procure RADVISION products and services through authorized resellers at competitive, pre-negotiated rates. Under the terms of five federal schedules (SIN 132-8, SIN 132-12, SIN 132-33, SIN 132-34, and SIN 132-50), RADVISION is pre-qualified to provide agencies with a broad range of communications equipment, software, maintenance services and training.

"This contract is very important and part of our strategy for developing long-term relationships with government agencies in the U.S. The contract also reflects growing confidence in our SCOPIA(TM) v.5 family of infrastructure products including MCU's, gateways, gatekeepers and more, all of which are included on the federal schedules. The selection process is quite thorough, and only leading companies that meet strict criteria based on the type of technology, service, and quality survey results are awarded contracts," says Ron Bleakney, General Manager RADVISION Americas. "RADVISION is proud to play a part in helping U.S. government agencies work better and be more productive."

Purchasing from GSA Schedule contracts offers U.S. government agencies many advantages, such as ensured legal and regulatory compliance, and a wide variety of state-of-the-art commercial supplies and services.

"The GSA contract provides a very streamlined way for Federal Agencies to purchase RADVISION SCOPIA and Click to Meet(TM) products and services at competitive prices," says Tom Volk, Sr. Vice President Federal Sales, of Wire One. "As a major reseller and integrator of RADVISION products, we believe that this will facilitate the use of RADVISION solutions in many new deployments in the education, government and healthcare sectors."

For more information on RADVISION solutions for Government and Defense and purchasing through the GSA Contract go to:
http://www.radvision.com/Solutions/Government-Defense/


About RADVISION

RADVISION (Nasdaq: RVSN - News) is the industry's leading provider of market-proven products and technologies for unified visual communications over IP and 3G networks. With its complete set of standards-based video networking infrastructure and developer toolkits for voice, video, data and wireless communications, RADVISION is driving the unified communications evolution by combining the power of video, voice, data and wireless - for high definition videoconferencing systems, innovative services on converged IP and 3G networks, and highly scalable video-enabled desktop platforms for IP and emerging next-generation networks. For more information about RADVISION, visit www.radvision.com.


This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVISION's filings with the Securities Exchange Commission, including its Annual Report on Form 20-F. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

Contact:
RADVISION
Tsipi Kagan, 201-689-6340
cfo@radvision.com
or
Media Relations:
Dukas Public Relations
Kristin Conforti, 516-320-6839
kristin@dukaspr.com
or
Investor Relations:
Comm-Partners LLC
June Filingeri, 203-972-0186
junefil@optonline.net

                                                                          ITEM 4

Press Release                                                  Source: RADVISION

RADVISION Announces Availability of 3G-324M Toolkit Supporting Fast Call Set-up

Thursday August 24, 9:58 am ET

RADVISION Intellectual Property Mandated to be Included in Improvements to ITU 3G Video Standard Known as H.324M Annex K MONA FAIR LAWN, N.J.--(BUSINESS
WIRE)--Aug. 24, 2006--RADVISION (Nasdaq: RVSN - News), leading provider of video network infrastructure and developer tools for unified visual communications over IP, 3G and emerging next-generation networks, today announced the immediate availability of fast call set-up support in the new release of its 3G-324M toolkit. This release aligns the industry-leading 3G video software toolkit with the recent improvements to the 3G standard established by the International Telecommunications Union (ITU-T) Study Group 16. These improvements are designed to enhance the experience of 3G video subscribers by significantly reducing the amount of time required in setting up a video call. The ITU has included RADVISION's intellectual property related to fast call setup as an integral and mandated part of a revision to the H.324M standard for 3G video, known as H.324 Annex K MONA (Media Oriented Negotiation Acceleration). The newly released 3G-324M Toolkit fully supports H.324 Annex K MONA.

The H.324M standard is used in cellular 3G networks to exchange real-time and bi-directional video traffic that is used in popular services. The improvements to the standard ratified by the ITU and implemented in RADVISION's toolkit significantly shorten the call set-up time required when requesting such innovative video services as video fun tones, video conferencing and video community chat groups. This amendment follows the ITU's adoption in August 2005 of WNSRP, the first standard for fast call setup on 3G-324M multimedia systems, which also was based on RADVISION's contribution. H.324M call set-up times using RADVISION's standards compliant toolkit are now expected typically to be less than one second. As a result, the user experience for 3G subscribers using video services will be improved.

RADVISION implements the H.324M standard (also known as 3G-324M by the 3GPP) in its 3G-324M toolkit, which is licensed by developers of 3G equipment such as video-enabled mobile handsets or infrastructure equipment such as multi-media messaging products or videoconferencing systems. By using the RADVISION 3G-324M toolkit, developers are assured that their products support the important updates to the standard. These updates to the standard must be implemented in any product that mediates H.324M video traffic in order to comply with the newly amended ITU standard.

Eli Doron, CTO of RADVISION, commented: "RADVISION is a leader in video technology and products, and we are 3G video pioneers. Since we bring to market developers' toolkits to enable the open-standards based industry as well as infrastructure products such as our SCOPIA(TM) 3G Gateway to mediate between 3G and IP networks, it is extremely important for us that the standard provides a good user experience. The call set-up time has been an issue with the H.324M standard, and we are proud that our efforts in the industry to push for Standard solution rather than proprietary ones and our contributions within the ITU have led to the adoption of a better standard to provide 3G users with crisp and responsive video services. This is good for the 3G video market as a whole, and specifically for the RADVISION software and infra-structure product lines."

Adi Paz, Senior Director of Product Marketing at RADVISION, added "We have been working in parallel to standardization efforts in the ITU to provide a commercially available tool that implements the valuable changes to the H.324M standard. Our 3G-324M Toolkit with Annex K MONA compliance is now available to the market so that these changes may be implemented by the industry as a whole in the near future."

About RADVISION

RADVISION (Nasdaq: RVSN - News) is the industry's leading provider of market-proven products and technologies for unified visual communications over IP and 3G networks. With its complete set of standards-based video networking infrastructure and developer toolkits for voice, video, data and wireless communications, RADVISION is driving the unified communications evolution by combining the power of video, voice, data and wireless - for high definition videoconferencing systems, innovative services on converged IP and 3G networks, and highly scalable video-enabled desktop platforms for IP and emerging next-generation networks. For more information about RADVISION, visit www.radvision.com.

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVISION's filings with the Securities Exchange Commission, including RADVISION's Form 20-F Annual Report. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.


Contact:
RADVISION
Tsipi Kagan, 201-689-6340
cfo@radvision.com
or
Media Relations:
Dukas Public Relations
Kristin Conforti, 516-320-6839
kristin@dukaspr.com
or
Investor Relations:
Comm-Partners LLC
June Filingeri, 203-972-0186
junefil@optonline.net

                                                                          ITEM 5

Press Release                                                  Source: RADVISION

RADVISION Announces Schedule of Upcoming Conference Presentations

Tuesday August 29, 9:00 am ET

Presentations by CEO and CFO to Be Webcast and Archived

FAIR LAWN, N.J.--(BUSINESS WIRE)--Aug. 29, 2006--RADVISION (Nasdaq: RVSN -
News), a leading provider of video network infrastructure and developer tools for unified visual communications over IP, 3G, and emerging next-generation networks, today announced the schedule of conference presentations to be made by Boaz Raviv, CEO, and Tsipi Kagan, CFO, in September. The presentations, which will be webcast live and archived for ninety days, can be accessed on the Company's website at http://www.radvision.com/IR_events as well as at the conference websites indicated below.

Thursday, September 7th
Kaufman Bros.
Ninth Annual Investor Conference, New York
12:40 to 1:10 p.m. (Eastern)
http://www.wsw.com/webcast/kbro11/rvsn/

Monday, September 11th
ThinkEquity Partners LLC
Fourth Annual Growth Conference, San Francisco
8:00 to 8:30 a.m. (Pacific)
http://www.wsw.com/webcast/tep10/rvsn/

About RADVISION

RADVISION (Nasdaq: RVSN - News) is the industry's leading provider of market-proven products and technologies for unified visual communications over IP and 3G networks. With its complete set of standards-based video networking infrastructure and developer toolkits for voice, video, data and wireless communications, RADVISION is driving the unified communications evolution by combining the power of video, voice, data and wireless - for high definition videoconferencing systems, innovative services on converged IP and 3G networks, and highly scalable video-enabled desktop platforms for IP and emerging next-generation networks. For more information about RADVISION, visit www.radvision.com.

Contact:
RADVISION
Tsipi Kagan, 201-689-6340
cfo@radvision.com
or
Investor Relations:
Comm-Partners LLC
June Filingeri, 203-972-0186
junefil@optonline.net

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                 RADVISION LTD.
                                     (Registrant)



                                 By /s/Arnold Taragin
                                    -----------------
                                    Arnold Taragin
                                    Corporate Vice President and General Counsel



Date:  August 31, 2006